October 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik
Rufus Decker

	Re:	AGY Holding Corp.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-K/A for the Year Ended December 31, 2011
Filed September 14, 2012
Response dated September 14, 2012
File No. 333-150749

Ladies and Gentlemen:

AGY Holding Corp. (the “Company”) respectfully submits this letter in response to comments contained in the comment letter from the staff (the “Staff”) dated September 21, 2012 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012 (the “2011 Form 10-K”) and Amendment No. 1 to the Company’s Annual Report on Form 10-K filed with the Commission on September 14, 2012.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment following each comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company’s 2011 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 17. Income Taxes, page F-27

1. We note your response to comment one in our letter dated August 16, 2012. In a similar manner to your response, please disclose in future filings that the deferred tax liabilities you are

Securities and Exchange Commission

October 5, 2012

relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that it will disclose in future filings that the deferred tax liabilities it is relying on in its assessment of the realizability of its deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Exhibit 31

2. We note your response to comment two in our letter dated August 16, 2012. Please file an amendment to your Form 10-K which includes the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should be currently dated and refer to the Form 10-K/A. The amendment should also include full Item 9A disclosures and financial statements pursuant to Item 8. Refer to Refer to Compliance and Disclosures Interpretation 246.13 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment 2:

The Company has filed an amendment to the Company’s Form 10-K on October 5, 2012 in response to the Staff’s comment containing the certifications and disclosures specified in the Staff’s comment.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (803) 643-1257 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,

/s/ Jay W. Ferguson
Jay W. Ferguson

cc:	Craig E. Marcus, Ropes & Gray LLP
Brian C. Payne, PricewaterhouseCoopers LLP